INTERSHOP


               REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001


OVERVIEW

Intershop Communications AG's business in the first nine months of 2001 has been greatly influenced by the global macro-economic slowdown and, subsequently, by continued weakness in demand for e-business software due to corporate IT spending constraints. The third quarter of 2001 was additionally impacted by seasonally low business activity in the European markets and the transitioning of Intershop's business model from a software platform provider towards a complete standard enterprise e-business solutions provider.

Against this backdrop, Intershop Communications AG has further aligned its business operations with current market conditions:

[ ] RESTRUCTURING: Over the course of the last nine months, Intershop has reduced its global workforce by 24% to 922 employees as of September 30, 2001. Including workforce reductions that became effective in October 2001, Intershop's global workforce was reduced to approximately 768 employees as of October 31, 2001. In the third quarter of 2001, Intershop recorded restructuring charges totaling 18.6 million Euros relating to office space consolidation and headcount reductions. As a result, total quarterly cost excluding restructuring charges decreased by 34% vs. the fourth quarter of 2000. Intershop initiated the current global restructuring program during the first quarter of 2001.

[ ] CASH: Corresponding to aggressive cost cuts, Intershop's cash usage further declined in the third quarter of 2001. Total cash, cash equivalents, marketable securities, and restricted cash totaled 45.2 million Euros at the end of the third quarter of 2001. Cash usage in the third quarter of 2001 slowed significantly to 10.4 million Euros, as compared to 36.7 million Euros in the first quarter of 2001 and 20.2 million in the second quarter of 2001.

[ ] SOLUTIONS APPROACH: In the third quarter of 2001, the Company saw the first positive effects of shifting its business model from a platform approach towards a solutions-based approach. In the first half of 2001, Intershop introduced a set of industry-specific and cross-industry solutions. In the third quarter of 2001, Intershop's Average Deal Size for industry-specific solutions was 286,000 Euros and gross margin on license sales increased to 86%. These metrics reflect the Company's strategy to move towards higher-value business while continuing to cater to the needs of corporate customers who increasingly look for industry-specific vertical turnkey solutions.

[ ] CUSTOMER CONFIDENCE: Customer confidence in Intershop's technology remains high. This has been evidenced by a worldwide customer base of more than 2000 clients, including some of the leading global blue-chip corporations. In the third quarter of 2001, a total of 14 major customer websites went live, including some of the most successful European retailers such as Otto and Plus/Tengelmann.


GLOBAL RESTRUCTURING

Ongoing restructuring initiatives significantly impacted the first nine months of 2001 operations. Intershop has taken aggressive steps to redefine every level of the organization, to increase efficiencies, and to optimize organizational processes and structures. These efforts are reflected in the following nine-month achievements:

[ ] Intershop continued strengthening its senior management team. COO Wilfried Beeck is running day-to-day operations whereas CEO Stephan Schambach is focusing on corporate and product


                                      1-1
     development as well as strategic partnerships. Ray Schaaf who, as President Americas, has been successfully restructuring and leading Intershop's US operations since the second quarter of 2001, was appointed to the role of President of the Americas and Asia Pacific. The move consolidates the Asia Pacific organization into the Americas organization. Former IBM executive Michael Tsifidaris who joined Intershop as Vice President Central Europe in the first quarter of 2001 was appointed to the role of President Europe in the third quarter of 2001. Intershop further strengthened its supervisory board with the nomination of former Compaq Computers executive Hans W. Gutsch and former Deutsche Telekom executive Hagen Hultzsch in the third quarter of 2001.

[ ] Ongoing headcount reductions resulted in Intershop's total employee count ending September 30, 2001 at 922 employees, a net reduction of 179 positions or a decline of 16% from the end of the second quarter of 2001. On a nine-month basis, net headcount reduction was 296 or a decline of 24% from the end of the fourth quarter of 2000. On a twelve-month basis, net headcount was reduced by 95 employees worldwide or a decline of 9% from 1,017 employees at the end of the third quarter of 2000.

[ ] During the last nine months, Intershop's restructuring program has significantly reduced the Company's total quarterly cost base (i.e., cost of revenue plus operating expenses, excluding restructuring charges) from
     63.6 million Euros in the fourth quarter of 2000 to 41.9 million Euros in the third quarter of 2001. Since the initiation of the restructuring program, Intershop's quarterly cost base has thus been reduced by 21.7 million Euros or 34%. This increased capital efficiency is an indication of the success of Intershop's aggressive cost savings initiatives. Cost reductions were made across all major functional areas of the Company.

[ ] Intershop's sales processes were re-organized around the vertical lines of Intershop's business offerings: Retail, High-Tech & Engineering, Automotive, Cross-Industry and Application Service Providers (ASP) / Telecommunications.


WINNING WITH PARTNERS

To foster sales and market penetration, Intershop continued to build and reinforce its partner network over the last nine months of operation.

[ ] Focusing on high-quality strategic implementation partners, Intershop continued to intensify indirect distribution channels emphasizing joint lead generation, active pipeline management, and training on Intershop's industry-specific solutions.

[ ] Based on its global partner program, which was launched in the first half of 2001, Intershop has intensified cooperation with its partners. Partnerships typically integrate Intershop with its partners' own e-business sales efforts and typically include training of consultants, technical and developer support, installation of standard solutions, and/or dedicated consultants.

[ ]  Intershop's  select  group  of  high-quality  implementation  partners  has further been expanded to include top consulting firms such as PriceWaterhouseCoopers, KPMG Consulting, Accenture, Cambridge Technology Partners, Siemens Business Services, PSI, Plaut, Pixelpark, Icon Medialab, and aii.

[ ] Intershop's partner strategy was confirmed in the third quarter as the Company jointly won new customer accounts with a variety of implementation partners. Major client wins established with partners included BMW, Quelle, Bertelsmann's BOL, and Envia. Intershop also teamed with partners to jointly implement customer websites. Third quarter 2001 license business generated with partners totaled 1.6 million Euros or 72% of total license revenue (vs. 45% in the third quarter of 2000). The Company's existing partnership with Hewlett Packard in particular continues to successfully support Intershop's business model.

[ ] Intershop's solid customer base of more than 2,000 companies worldwide demonstrates the Company's strong global market penetration. In the first nine months of 2001, Intershop received orders from over 1,000 customers of which 399 were new customer wins.


                                      2-2

LEADING TECHNOLOGY

Against the backdrop of reduced IT budgets, customers are increasingly focusing their software purchasing decisions on parameters such as high Return-on-Investment (ROI), fast time-to-market deployment capability, and low cost of total ownership. In the course of the first nine months of 2001, Intershop has adapted its product and services portfolio to meet these changes in corporate IT spending behavior. By combining the features of the open platform architecture with the ease of use of out-of-the-box standard e-commerce software solutions, Intershop delivers an e-business offering targeted at meeting the demands of today's global enterprises.

[ ] In the first nine months of 2001, Enfinity consistently ranked as a leading e-commerce business platform by independent industry analysts including Forrester Research. The new version of Intershop's flagship product, Enfinity 2.2, dramatically improves transaction capacity and performance to accommodate over one million transactions per day.

[ ] Industry-specific and cross-industry solutions designed to better address the enterprise space were introduced at CeBIT in March of 2001. Industry-specific vertical market solutions include Automotive, High-Tech & Engineering, Retail, and Consumer Goods. Cross-industry solutions include B2B, B2C, Supplier and Marketplace solutions. These selected segments reflect the sectors with the highest demand for Intershop products and leverage the industries where Intershop has the strongest track record for solution implementation and execution. Retail solutions have met with strong demand from existing and new customers, and include Europe's leading retailers such as Bertelsmann, Quelle, Tchibo, Tengelmann / Plus, and the Otto Group.

[ ] The Average Deal Size (ADS) for Enfinity-based solutions in the third quarter of 2001 was 286,000 Euros, and for Enfinity software platforms the ADS was 180,000 Euros (vs. 230,000 in the second quarter of 2001). Early increases in ADS metrics run parallel to management's focus on e-commerce solutions which typically generate larger deal sizes than pure platform sales. In the third quarter of 2001, Intershop further ramped up its sales infrastructure from a platform model towards a solutions model and generated 45% of license revenue from the Enfinity industry solutions.


REVENUES AND CUSTOMERS

Intershop generated total revenues of 14.7 million Euros in the third quarter of 2001, bringing nine-month total revenues to 57.0 million Euros. This represents a year-on-year decline of 20.5 million Euros on a quarterly basis, and a decline of 35.8 million Euros on a nine-month basis. Revenues have been unfavorably impacted primarily by significantly lower corporate IT spending during the first nine months of 2001. Revenue was also impacted by a transition in Intershop's sales efforts as the Company completed a strategic shift in its business model from selling e-commerce platforms to offering complete standard e-business software solutions. Third quarter 2001 numbers were additionally affected by seasonally low business activity in Europe where the Company generates an increasingly large portion of its overall revenues.

License revenues totaled 2.8 million Euros in the third quarter of 2001, bringing nine-month 2001 license revenue to 16.4 million Euros, compared with
59.6 million Euros in the first nine months of 2000. Service revenues (including services, maintenance, and other revenue) totaled 11.9 million Euros in the third quarter of 2001 and 40.6 million Euros on a nine-month 2001 basis. This represents a decline of 2.2 million Euros sequentially and an increase of 7.5 million Euros on a nine-month year-over-year basis.

Major customers by industry vertical during the first nine months of 2001 included:

[ ]  RETAIL:  Bertelsmann subsidiary BOL, Apoteket, Plus, Quelle, Playmobil USA,
     Josef  Witt,   Swarovski   Crystal,   Home  Shopping  Europe,   Otto  Group
     subsidiaries such as Otto Group, MEXX-Direct.com, Sheego.com, and Actebis.

[ ] HIGH-TECH AND ENGINEERING: United Refrigeration, Siemens Brazil, Saint-Gobain, Yamaha, and NEC Japan, Hewlett Packard, and Motorola.


                                      3-3

[ ] AUTOMOTIVE: Plastic Omnium, Volkswagen subsidiary Votex, Continental, BMW, and Robert Bosch.

[ ]  ASP  /  TELCO:  Fairpoint  Communications,   TDS   Informationstechnologie,
     BellSouth, Deutsche Telekom, ISION, Alcatel SEL, and STRATO eShops.

[ ]  CROSS-INDUSTRY: Electronic Arts, Time Warner, and RWE subsidiary Envia.

The largest portion of license sales was generated by Intershop's flagship Enfinity product line. Third quarter 2001 Enfinity license sales accounted for 87% of total Q3 license sales, as compared to 78% in the third quarter of 2000. The total number of Enfinity platforms and solutions sold from launch through the end of the third quarter 2001 was 302, of which 53 were sold in the first nine months of 2001 (as compared to 165 Enfinity platforms sold in the corresponding period of 2000). Third quarter 2001 Enfinity sales included three dedicated solutions.

As the preferred solution for many application service providers (ASP) and telecommunication companies (TelCos), Intershop 4 continues to be well positioned to serve the important market for small and medium-sized enterprises. Intershop 4 remains one of the leading solutions for hosted e-commerce services. In the third quarter of 2001, the Intershop 4 product line contributed 13% to total license revenue as compared to 22% in the third quarter of 2000.

Customers whose Intershop-powered web sites went live or were upgraded during the first nine months of 2001 included Ericsson, Sybase E-Shop, sheego.com, Carl Zeiss, Swarovski, Go Sport, Globexpharma.com, Cargo Trade, Stinnes, TeleDenmark, MEXX-direct.com, Otto.de, Alcatel, Compaq Computers, Hewlett Packard, Plus Warenhandelsgesellschaft, Tchibo, Actebis, and Manutan. Training units delivered to external consultants in the first nine months of 2001 came to over 4,000, and in the third quarter of 2001 the Company started partner sales training on the Intershop's new solutions-based offering.

Europe was Intershop's strongest market in the first nine months of 2001, accounting for 48.3 million Euros or 85% of first nine-month global revenue (vs.
50.9 million Euros in the first nine months of 2000, representing 55% of nine-month revenue in 2000). The company's position in Europe, particularly in Germany, remains strong due to high customer confidence and a large installed base across the region.

US revenue in the third quarter of 2001 accounted for 1.7 million Euros or 12% of total global revenue, bringing nine-month US revenues up to 6.9 million Euros. In the course of the last 3 to 6 months, the Company has restructured the Americas organization into a field sales operation. Within the field sales structure, the Americas is consolidated into four new sales areas - East, West, Central, and Latin America. The new organization will focus on leveraging Intershop's European success, supporting global accounts and will concentrate on US partner channel marketing and lead generation. Restructuring costs in the third quarter included significant office-related charges such as impaired lease costs and asset write-downs for corporate offices in New York and San Francisco. Further workforce reductions lowered US headcount to 100 as of September 30, 2001. Management continues to view the US as an important market as Intershop has taken steps to align the current US organizational structure to match evolving market conditions.

For the first nine months of 2001, Asia Pacific operations generated 1.8 million Euros in revenue as compared to 6.1 million Euros in the same nine-month period of 2000. In line with significantly reduced business activity and revised corporate IT spending expectations, the Intershop has streamlined its operations in Asia Pacific during the last nine months. In the third quarter of 2001, Intershop significantly reduced headcount across the remaining Asia Pacific locations to 34 employees as of September 30, 2001. In the third quarter of 2001, Intershop continued to support its offices in Tokyo, Hong Kong, and Sydney, corresponding to the large opportunities the Company sees in Japan, China, and Australia. In Korea, Taiwan, and Singapore Intershop closed its offices and is now working with local distributors.


GROSS MARGIN

Total gross profit generated in the first nine months of 2001 totaled 20.9 million Euros vs. 62.7 million Euros in the first nine months of 2000. Gross margin on sales for the first nine months of 2001 was 37%


                                      4-4
vs. 68% in the first nine months of 2000. This decrease was primarily attributable to the larger contribution of lower-margin service revenue to overall revenue.

The gross margin on license sales increased from 84% in the second quarter of 2001 to 86% in the third quarter of 2001, as the Company began selling higher-margin Enfinity solutions. Through the first nine months of 2001, the Company's license gross margin stood at 87% as compared to 93% in the same period in 2000. The decrease in license margins is largely attributable to changes in supplier contract terms and conditions during the first half of the year. Some of the Company's suppliers are now paid on a fixed-fee basis, rather than on a variable percentage fee basis, thus impacting margins during times of low business activity. As revenue rises, this effect is expected to reverse itself as fixed fees are applied to an expanding revenue base.

On a nine-month basis, the gross margin on service sales was 16% in 2001 vs. 22% in 2000. Third quarter 2001 gross margin on service sales was 20% vs. 24% in the same period of 2000.


EXPENSE AND INCOME

In the first nine months of 2001, Intershop made significant strides in aligning its cost structure with current market conditions. In the wake of ongoing restructuring efforts during the first three quarters of 2001, Intershop's total quarterly cost base (including cost of revenue and operating cost, excluding restructuring charges) decreased 34% from 63.6 million Euros in the fourth quarter of 2000 to 41.9 million Euros in the third quarter of 2001. Cost reductions were made across all functional areas and regions.

Including one-time charges of 21.1 million Euros, the Company reported a third quarter 2001 net loss of 44.2 million Euros, or a net loss of 0.50 Euros per share, bringing 2001 nine-month net loss to 107.1 million Euros (vs. 6.8 million Euros net loss in the nine months of 2000). Excluding one-time charges, Intershop recorded a third quarter net loss of 23.1 million Euros or a net loss of 0.26 Euros per share during the third quarter of 2001. This compares to a net loss of 24.7 million Euros or a net loss of 0.28 Euros per share in the second quarter of 2001, excluding one-time charges of 2.5 million Euros for the write-down of investments and 1.1 million Euros in restructuring charges.


LIQUIDITY AND BALANCE SHEET

For the first nine months of 2001, 63.6 million Euros were used in operating activities (vs. 29.7 million Euros in the first nine months of 2000). 9.9 million Euros were used in investing activities (vs. 17.8 million Euros in the first nine months of 2000). 0.5 million Euros were provided by financing activities (vs. 65.4 million Euros in the first nine months of 2000).

Corresponding to aggressive cost cuts, Intershop's cash usage further declined in the third quarter of 2001. Total cash, cash equivalents, marketable securities, and restricted cash totaled 45.2 million Euros as of September 30, 2001. Cash usage in the third quarter slowed significantly to 10.4 million Euros, as compared to 36.7 million Euros in the first quarter of 2001 and 20.2 million Euros in the second quarter of 2001.

Compared with the end of the fourth quarter of 2000, trade receivables at the end of the first nine months of 2001 decreased by 19.8 million Euros to 17.2 million Euros reflecting both a lower revenue base and better receivable collection management. The days sales outstanding (DSO) at the end of the third quarter of 2001 was 105 days compared to 123 days in the third quarter of 2000.

Intershop had short-term deferred revenues of 5.6 million Euros as of September 30, 2001, compared to 6.8 million Euros as of December 31, 2000.


CAPITAL STRUCTURE

In the first nine months of 2001, 188,306 employee stock options from Conditional Capital II were exercised and exchanged for common Intershop Communications AG bearer shares.


                                      5-5

At the Annual Stockholders' Meeting of Intershop Communications AG held on June 13, 2001, stockholders voted overwhelmingly to approve the resolutions presented by the Management Board and Supervisory Board. The core resolutions included formally approving the actions of the members of the Management Board (VORSTAND) and the Supervisory Board (AUFSICHTSRAT), authorizing the issue of convertible bonds (WANDEL- UND OPTIONSANLEIHEN) on up to 21,449,703 million Intershop Communications AG bearer shares, extending the authorization to purchase or sell the company's own stock, as well as authorizing amendments to the Articles of Association in line with the new German Act on Registered Shares. All resolutions were accepted by at least 98% of the capital represented at the meeting.


DIRECTORS` HOLDINGS SUBJECT TO REPORTING REQUIREMENTS

As of September 30, 2001, Eckhard Pfeiffer (chairman of the Supervisory Board) held 400,000 Intershop Communications AG shares, Theodore J. Smith (vice-chairman of the Supervisory Board) held 107,290 Intershop Communications AG shares, Hans W. Gutsch (a member of the Supervisory Board since August 15,
2001) held 20,000 Intershop Communications AG shares, Stephan Schambach (Chief Executive Officer and VORSTAND) held 2,500 Intershop Communications AG shares, and Wilfried Beeck (Chief Operating Officer and VORSTAND) held 7,002,500 Intershop Communications AG shares.









                                      6-6

BUSINESS OUTLOOK

Intershop expects total revenue for the fourth quarter 2001 will be slightly higher than third quarter 2001 total revenues. Through recent restructuring efforts, the Company has significantly reduced its overall cost basis. Based on these efforts, the Company anticipates that its quarterly cost base, excluding depreciation and amortization, will be below 25 million Euros in the fourth quarter of 2001. At this reduced cost level, Intershop expects the Company to break even on a quarterly EBITDA basis with quarterly revenue in the range of 22 to 25 million Euros. However, with an anticipated recovery in the IT sector spending still uncertain, the Company cautions that quarterly EBITDA breakeven will most likely be achieved later than previously expected.



THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S FORM 20-F DATED JULY 2, 2001.









                               Investor Relations
                          INTERSHOP COMMUNICATIONS AG

                               Klaus F. Gruendel
                   Amsinckstrasse 57 . 20097 Hamburg . German
                 Tel.: +49-40-23709-128, Fax: +49-40-23709-111
                            k.gruendel@intershop.com
                            http://www.intershop.com









                                      7-7


                           Intershop Communications AG
                Condensed Consolidated Balance Sheet (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                                      September 30,     December 31,
                                                                          2001              2000
                                                                                  Euro
                                                                      ------------------------------

      ASSETS
Current assets:
      Cash and cash equivalents                                           11,787        84,062
      Marketable securities                                               25,577        28,349
      Restricted cash                                                      7,873           168
      Trade receivables, net of allowances for doubtful accounts of
              (Euro 13,979) and (Euro 5,181), respectively                17,199        36,984
      Prepaid expenses and other current assets                            9,865         7,793
                                                                        -------------------------
           Total current assets                                           72,301       157,357
Property and equipment, net                                               15,388        22,054
Investments                                                                    -         1,710
Goodwill and acquired intangible assets, net                              16,897        25,562
Other assets                                                               3,789         2,773
                                                                        -------------------------
           Total assets                                                  108,375       209,455
                                                                        =========================

      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Current debt and current maturities of long-term debt                  129           193
      Accounts payable                                                     4,455        10,345
      Accrued restructuring costs                                         12,482             -
      Accrued liabilities                                                 17,110        17,973
      Deferred revenue                                                     5,605         6,817
                                                                        -------------------------
           Total current liabilities                                      39,780        35,328
Long Term liabilities                                                        184             -
Deferred revenue                                                             121           158
                                                                        -------------------------
           Total liabilities                                              40,085        35,486
                                                                        -------------------------

Shareholders' equity
      Common stock, stated value Euro 1 - authorized:
             154,187,975 shares; outstanding:
             and 88,003,016 shares at September 30, 2001 and
             December 31, 2000, respectively                              88,191        88,003
      Paid-in capital                                                    168,915       168,585
      Accumulated deficit                                               (191,439)      (84,328)
      Accumulated other comprehensive income                               2,621         1,709
                                                                        -------------------------
           Total shareholders' equity                                     68,289       173,969
           Total liabilities and shareholders' equity                    108,375       209,455
                                                                        =========================


                                       8-8



                           Intershop Communications AG
           Condensed Consolidated Statement of Operations (U.S.-GAAP)
            (in thousands Euro, except per share amounts; unaudited)


                                                              Three Months Ended        Nine Months Ended
                                                                September 30,             September 30,
                                                               2001        2000        2001         2000
                                                                     Euro                     Euro
                                                              --------------------------------------------

Revenues:
      Licenses                                                  2,803     19,618      16,360       59,568
      Services, maintenance and other revenue                  11,929     15,593      40,634       33,186
                                                              --------------------------------------------
      Total revenues                                           14,732     35,211      56,994       92,754

Cost of revenues:
      Licenses                                                    396        705       2,160        3,986
      Services, maintenance and other revenue                   9,558     11,825      33,952       26,031
                                                              --------------------------------------------
      Total costs of revenues                                   9,954     12,530      36,112       30,017

      Gross Profit                                              4,778     22,681      20,882       62,737

Operating expenses:
      Research and development                                  3,762      3,178      12,537        6,712
      Sales and marketing                                      13,008     23,227      51,251       48,545
      General and administrative                               11,227      5,047      35,355       14,356
      Goodwill and intangible asset amortization                3,967        442       8,704          475
      Restructuring costs                                      18,567          -      21,562            -
                                                              --------------------------------------------
      Total operating expenses                                 50,531     31,894     129,409       70,088

Operating income (loss)                                       (45,753)    (9,212)   (108,527)      (7,351)
Other income (expense), net:
      Interest income                                           1,226        213       3,351          438
      Interest expense                                             (5)      (347)        (17)        (486)
      Write-down of investments                                     -          -      (2,482)           -
      Other income                                                300       (464)        564          551
                                                              --------------------------------------------
      Total other income                                        1,521       (598)      1,416          503

Net income (loss)                                             (44,232)    (9,810)   (107,111)      (6,848)
                                                              --------------------------------------------
Basic earnings (loss) per share                                 (0.50)      0.12       (1.22)       (0.08)
                                                              ============================================
Shares used in computing:
                                                              --------------------------------------------
      For basic earnings (loss) per share                      88,182     83,756      88,115       83,032
                                                              --------------------------------------------


                                      9-9


                           Intershop Communications AG
            Condensed Consolidated Statement of Cashflows (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                           Nine Months Ended
                                                             September 30th
                                                                 Euro
                                                      2001                2000
                                                     ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                   (107,110)           (6,849)
Adjustments to reconcile net loss to cash used in
   operating activities:
Depreciation and amortization                         12,227             3,883
Amortization of goodwill                               8,704                 -
Depreciation of investments                            2,482                 -
Provision for doubtful accounts                       12,348             1,691
Amortization of deferred compensation                      -               231
Gain on disposal of marketable securities             (1,216)                -
Change in:
Accounts receivable                                    7,437           (26,158)
Prepaid expenses and deposits                         (2,072)          (14,197)
Other assets                                          (1,016)             (341)
Accounts payable                                      (5,890)              974
Deferred revenue                                      (1,249)              (79)
Accrued restructuring liability                       12,482                 -
Accrued expenses and other liabilities                  (744)            11,165
                                                     ---------------------------
Net cash used in operating activities                (63,617)          (29,680)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions, net of cash acquired           -            (2,424)
Restricted cash                                       (7,705)              (47)
Purchases of equipment, net of capital leases         (5,561)          (15,299)
Sale proceeds on disposal of marketable securities    81,487                 -
Purchase of marketable securities                    (78,163)                -
                                                     ---------------------------

Net cash used in investing activities                 (9,942)          (17,770)
                                                     ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                       519            56,572
Proceeds from debt issuance                                -            10,758
Collection on notes receivable from stockholders           -               141
Repayments of indebtedness                                 -            (2,033)
                                                     ---------------------------

Net cash provided by financing activities                519            65,438
                                                     ---------------------------
Effect of change in exchange rates on cash               765             2,598
                                                     ---------------------------

Net change in cash and cash equivalents              (72,275)           20,586

Cash and cash equivalents, beginning of period        84,062            12,065
                                                     ---------------------------
Cash and cash equivalents, end of period              11,787            32,651
                                                     ===========================


                                      10-10



                          Intershop Communications AG
Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders' Equity

                         (in Euros, unaudited, US GAAP)


                                          Convertible
                                          Redeemable
                                        Preferred Stock                    Common Stock                     Notes         Deferred
                                        Shares   Amount       Shares       Stated Value      APIC         Receivable    Compensation
                                        --------------------------------------------------------------------------------------------

Balance, December 31, 1999                   -        -     84,390,520     16,878,104      48,169,469      (140,712)      (273,221)
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Private Placement of Common Stock,
  net                                                          500,000        100,000      38,900,000
Issuance of Common Stock for
  Secondary Offering, net                                    1,675,000        335,000     111,876,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                    280,000         56,000         (56,000)
Issuance of Common Stock for
  Acquisitions                                                 275,011        275,011      22,585,641
Exercise of stock options                                      882,485        334,149       4,634,532
Capital Contribution (net of tax)                                                          12,500,000
Collections on notes receivables
  from stockholders                                                                                         140,712
Amortization of deferred
  compensation                                                                                                             273,221
Allocation of par value resulting
  from stock split                                                         70,024,752     (70,024,752)
                                        --------------------------------------------------------------------------------------------
Balance, December 31, 2000                   -        -     88,003,016     88,003,016     168,584,890             -              -
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Exercise of stock options                                      188,305        188,305         330,260
                                        --------------------------------------------------------------------------------------------
Balance, September 2001                      -        -     88,191,321     88,191,321     168,915,150             -              -
                                        ============================================================================================


                                                                               Total             Cumulative
                                          Accumulated     Comprehensive     Stockholders'       Comprehensive
                                            Deficit       Income (Loss)        Equity            Income(Loss)
                                        ---------------------------------------------------------------------

Balance, December 31, 1999                (45,405,627)        3,637,421        22,865,434       (14,715,994)
                                        ===================================================================
Net loss                                  (38,922,625)                        (38,922,625)      (38,922,625)
Foreign currency translation
  adjustments                                                 1,522,627         1,522,627         1,522,627
Unrealized Gain (Loss) on Available
  for Sale Security, net                                     (3,451,177)       (3,451,177)       (3,451,177)
Private Placement of Common Stock,
  net                                                                          39,000,000
Issuance of Common Stock for
  Secondary Offering, net                                                     112,211,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                                             -
Issuance of Common Stock for
  Acquisitions                                                                 22,860,652
Exercise of stock options                                                       4,968,681
Capital Contribution (net of tax)                                              12,500,000
Collections on notes receivables
  from stockholders                                                               140,712
Amortization of deferred
  compensation                                                                    273,221
Allocation of par value resulting
  from stock split                                                                      -
                                        -------------------------------------------------------------------
Balance, December 31, 2000                (84,328,252)        1,708,871       173,968,525       (40,851,175)
                                        ===================================================================
Net loss                                 (107,110,458)                       (107,110,458)     (107,110,458)
Foreign currency translation
  adjustments                                                   669,017           669,017           669,017
Unrealized Gain (Loss) on Available
  for Sale Security, net                                        243,610           243,610           243,610
Exercise of stock options                                                         518,565
                                        -------------------------------------------------------------------
Balance, September 30, 2001              (191,438,710)        2,621,498        68,289,259      (106,197,831)
                                        ===================================================================


                                     11-11

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. BASIS OF PRESENTATION

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Neuer Markt. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended December 31, 2000. The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2001.


2. ACCOUNTING POLICIES

A full description of the accounting policies adopted by the Company can be found with the Company's Annual Report for the financial year ending December 31, 2000.


3. COMPREHENSIVE INCOME

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that are reflected in stockholders' equity instead of net income.

The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands):


                                    Three Months Ended      Nine Months Ended
                                  ----------------------    -----------------
                                  Sept. 30,    Sept. 30,   Sept. 30,   Sept. 30,
                                     2001         2000        2001        2000
                                  ---------    ---------   ---------   ---------
                                     Euro         Euro        Euro        Euro

Net loss                            (44,232)     (9,810)   (107,111)     (6,848)
Foreign Currency translation
   gains (losses)                      (629)      1,677         669       2,151
Unrealized gain (loss) on
available-for-sale securities          (291)       (232)        244      (3,753)
                                    -------      ------    --------      ------
Total comprehensive income
   (loss)                           (45,151)     (8,364)   (106,198)     (8,451)
                                    =======      ======    ========      ======


                                     12-12

4. EARNINGS PER SHARE

Basic net loss per common share is presented in conformity with Statement of Financial Accounting Standards ("FAS") No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for the periods presented because the effect would be antidilutive.

The following table sets forth the computation of basic per share for the periods indicated, (in thousands, except per share data):



                                            Three Months Ended             Nine Months Ended
                                       ---------------------------     --------------------------
                                       Sept. 30,         Sept. 30,     Sept. 30,        Sept. 30,
                                         2001              2000          2001             2000
                                       ---------         ---------     ---------        ---------
                                         Euro              Euro          Euro             Euro

Net Loss                                 (44,233)           (9,810)     (107,110)          (6,848)
                                       =========         =========     =========        =========


Basic and diluted net loss per
   share:
Weighted average common shares
   outstanding                            88,192            85,756        88,115           85,032
Less: Weighted average shares
subject to repurchase                                       (2,000)            -           (2,000)
                                       ---------         ---------     ---------        ---------
Total weighted average common
   shares                                 88,192            83,756        88,115           83,032
                                       ---------         ---------     ---------        ---------



Basic net loss per share                   (0.50)            (0.12)        (1.22)           (0.08)
                                       =========         =========     =========        =========

Weighted Average common shares            88,192            83,756        88,115           83,032
Add:
Weighted Average shares subject to
   repurchase                                  -                 -             -                -
Convertible shares of U.S., Inc                -                 -             -                -
Common stock option grants                     -                 -             -                -
                                       ---------         ---------     ---------        ---------
Total weighted average common
   shares and common stock
   equivalents
                                          88,192            83,756        88,115           83,032
                                       ---------         ---------     ---------        ---------
Diluted net loss per share                 (0.50)            (0.12)        (1.22)           (0.08)
                                       =========         =========     =========        =========



                                      13-13

5. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16, although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for
Investments in Common Stock." Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, i.e., beginning January 1, 2002 for the Company, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Had the company adopted SFAS No. 142 at January 1, 2001, the Company would not have recorded a goodwill amortization charge of 8,704,000 Euros for the nine months ended September 30, 2001. The Company has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.


6. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information."

The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force and independent distributors in Europe, North America, South America, Australia, and Asia.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measure is gross margin. Unallocated costs include corporate and other costs not allocated to business segments for management reporting purposes. The accounting policies followed by the Company's business segments are the same as those described in
Note 12 to the consolidated financial statements within the Annual Report 2000. The Company does not allocate assets by segment for management reporting purposes.


                                     14-14

Revenues by business segment is presented below (in thousands)




                                            Three Months Ended             Nine Months Ended
                                       ---------------------------     --------------------------
                                       Sept. 30,         Sept. 30,     Sept. 30,        Sept. 30,
                                         2001              2000          2001             2000
                                       ---------         ---------     ---------        ---------
                                         Euro              Euro          Euro             Euro

Revenues from unaffiliated customers:
Product                                    2,803            19,618        16,360           59,568
Services                                  11,929            15,593        40,634           33,186
                                       ---------         ---------     ---------        ---------
Total revenue                             14,732            35,211        56,994           92,754
                                       =========         =========     =========        =========
Gross Margin:
Products                                   2,407            18,913        14,200           55,582
Services                                   2,371             3,768         6,682            7,155
                                       ---------         ---------     ---------        ---------
Total Gross Margin                         4,778            22,681        20,882           62,737
                                       =========         =========     =========        =========



Revenues by geographic location are attributed to the country from which the sale is made and are presented below (in thousands):



                                            Three Months Ended             Nine Months Ended
                                       ---------------------------     --------------------------
                                       Sept. 30,         Sept. 30,     Sept. 30,        Sept. 30,
                                         2001              2000          2001             2000
                                       ---------         ---------     ---------        ---------
                                         Euro              Euro          Euro             Euro

Revenues by country:
Germany                                    9,381            14,096        36,013           35,955
United States                              1,711            12,404         6,879           35,817
United Kingdom                             2,346             3,725         7,735            8,276
Other*                                     1,294             4,986         6,367           12,706
                                       ---------         ---------     --------- ----------------
Total revenue                             14,732            35,211        56,994           92,754
                                       =========         =========     =========        =========

* Revenues for other geographic locations are substantially derived from France, Sweden, China, Korea, Singapore, Japan, and Australia in 2001 and
  2000.



Long-lived assets located by geographic location are as follows (in thousands):


                                       Sept. 30,         Dec. 31,
                                         2001              2000
                                       ---------         ---------
                                         Euro              Euro
Assets by region:
Germany                                    9,387             9,106
United States                              2,013             7,937
United Kingdom                             2,631             3,188
Other*                                     1,357             1,823
                                       ---------         ---------
Total revenue                             15,388            22,054
                                       =========         =========


                                     15-15

7. RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS

During the three months ended September 30, 2001, the Company approved a restructuring plan to, among other things, reduce its workforce and consolidate facilities. These restructuring and asset impairment charges were taken to align the Company's cost structure with changing market conditions and to create a more efficient organization. This plan stems from the turnaround initiative initiated by the Company in January 2001 and the further decline in market conditions during the three months ended September 30, 2001.

A pre-tax charge of 18.6 million Euros was recorded in the third quarter to provide for these actions and other related items. This brings restructuring charges incurred to date to 21.6 million Euros for the nine months to September 30, 2001.

The following tables summarize the restructuring charges recorded during the three and nine months ended September 30, 2001 (in thousands):


                                      Three Months               Nine Months
                                         Ended                      Ended
                                     --------------            --------------
                                     Sept. 30, 2001            Sept. 30, 2001
                                     --------------            --------------
                                          Euro                      Euro

Employee Related Charges                  3,161                     5,259
Facility Related Charges                 15,198                    15,696
Other                                       208                       607
                                     --------------            --------------
Total restructuring charges              18,567                    21,562
                                     ==============            ==============



                                                  Employee     Facility
                                                  related      related
                                                  charges      charges      Other     Total
                                                  --------     --------     -----     -----
                                                    Euro         Euro       Euro      Euro

Restructuring charges quarter ended
   March 31, 2001                                    1,194          421       266     1,881
Cash Payments                                       (1,194)        (421)     (266)   (1,881)
Non-Cash portion                                         -            -         -         -
                                                  --------     --------     -----    ------
Accrued restructuring costs at
   March 31, 2001                                        -            -         -         -
Restructuring charges quarter ended
   June 30, 2001                                       904           77       133     1,114
Cash Payments                                         (904)           -      (133)   (1,037)
Non-Cash portion                                         -          (77)        -       (77)
                                                  --------     --------     -----    ------
Accrued restructuring costs at
   June 30, 2001                                         -              -       -         -
Restructuring charges quarter ended
Sept. 30, 2001                                       3,161       15,198       208    18,567
Cash Payments                                         (572)           -         -      (572)
Non-Cash portion                                         -      (5,513)         -    (5,513)
                                                  --------     --------     -----    ------
Accrued restructuring costs at
   September 30, 2001                                2,589        9,685       208    12,482
                                                  ========     ========     =====    ======



                                     16-16

Please note that in the Company's press release dated October 31, 2001, the accrued restructuring costs at September 30, 2001 were stated at 11.3 million Euros, and the accrued liabilities at September 30, 2001 were reported at 18.3 million Euros. Because of reclassifications between these two balance sheet positions, the accrued restructuring costs at September 30, 2001 are stated at
12.5 million Euros, and the accrued liabilities at September 30, 2001 are stated at 17.1 million Euros in this report. The sum total of these positions is the same as reported on October 31, 2001.

The nature of the charges summarized above is as follows:

EMPLOYEE RELATED CHARGES

The Company  recorded a charge,  in the third quarter of 2001, of  approximately
3.2 million Euros related to headcount reductions in the various international locations. This brings employee related restructuring charges, incurred to date, for the nine months to September 30, 2001 to approximately 5.3 million Euros. Of this amount, approximately 3.9 million Euros has been paid out in cash as at September 30, 2001.

During the third quarter of 2001, the Company reduced its headcount from 1,101 employees at June 30, 2001 to 922 employees. This brings the number of employee terminations during the nine months ended September 30, 2001 to 296.

Due to worsening economic conditions, a plan was initiated to further streamline the organization, by reducing employee numbers to 791. On fulfillment of this plan, the Company will have terminated 427 employees globally since January 1, 2001. These terminations will have affected 155 employees in Europe, 209 employees in the Americas and 63 employees in Asia Pacific. Terminations occurred in all employee groups within the Company.

FACILITY RELATED CHARGES

The Company recorded a charge of approximately 15.2 million Euros related to the consolidation of facilities and impairment of certain assets. Included in this charge is approximately 5.5 million Euros of asset impairments related to certain long-lived assets that were either abandoned during the quarter or for which the resulting estimated future reduced cash flows were insufficient to cover the carrying amounts. This relates entirely to assets associated with facilities consolidation. Also included in the charge is approximately 9.7 million Euros related to the consolidation of facilities and represents remaining lease commitments, net of expected sublease income and associated professional fees.

OTHER

The Company recorded a charge of approximately 0.2 million Euros for various non-cancelable contracts, of which there is no future benefit to the Company.

The restructuring accrual was calculated based on financial estimates and information available as at September 30, 2001. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and available information at that moment in time.


8. DIVIDENDS

The Company did not pay any dividends in the third quarter of 2001 or in the nine months ending September 2001.


9. RESEARCH AND DEVELOPMENT

The Company is continuing to invest resources into research and development of new products in the e-business software market. In the third quarter of 2001, the Company incurred research and development costs of approximately 3.8 million Euros. This brings the total spent on research and development activities for the nine months ended September 30, 2001 to approximately 12.5 million Euros. The Company expenses all research and development costs as incurred.


                                     17-17

10. SHARE REPURCHASE

The Company did not own or repurchase any of its own shares in the third quarter of 2001 or in the nine months ended September 30, 2001.


11. INVESTMENTS

During 1998 and 1999, the Company made investments in a non-public company in Israel totaling 0.5 million Euros and 1.2 million Euros, respectively. The total investment of 1.7 million Euros in this entity represents an ownership interest of approximately 6% as of December 31, 2000.

In 1999, the Company acquired approximately 1.5 million Euros of common stock in a public company in the United Kingdom. The gains and losses arising on the valuation of this investment is treated as unrealized gains and losses by the Company within its financial statements, reported as a component of other comprehensive income.

During the second quarter of 2001, the Company made a decision to write these investments off resulting in a charge to the income statement of approximately
2.5 million Euros. This charge represents the full write off of the non-public company in Israel and the realization of the unrealized losses incurred to date as at June 30, 2001 of the public company in the United Kingdom, as these losses were determined to be other than temporary in nature.

Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of other comprehensive income.


12. STOCK OPTIONS

As of September 30, 2001, the number of employee stock options outstanding since 1997 was 7,256,079. In the first nine months of 2001, 188,306 employee stock options from Conditional Capital II have been exercised and exchanged for common Intershop Communications AG bearer shares. Details about some of the employee stock options programs can be found with the Company's Annual Report for the financial year ended December 31, 2000. None of the members of the executive board (VORSTAND) or Supervisory Board (AUFSICHTSRAT) were granted stock options within these stock option plans.

Stephan Schambach (Chief Executive Officer and VORSTAND) held 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG, as of September 30, 2001. These shares can be converted into 12,500,000 shares in Intershop Communications AG any time before 2004.


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


13. LEGAL MATTERS

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations.

At the beginning of 2001, several securities class action lawsuits were filed in the U.S. against Intershop Communications AG, our management board members and certain other officers and the underwriters of our September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The complaints seek an unspecified amount of damages. The Company believes there is no merit to these cases and intends to defend itself vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company's operations.

The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel - BAWe) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop Communications AG's preliminary results for 2000. BAWe has handed this case over to the public prosecutor in Hamburg and the prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating with these investigations and, to management's knowledge, has never previously been the subject of such investigations. The Company believes there is no merit to these allegations.

In January 2001, a U.S. company filed a suit in federal district court in Delaware against Intershop Communications, Inc., claiming violation of certain patent rights. The complaint seeks compensation for damages based on the alleged patent infringements. The company settled this matter on September 24, 2001 in exchange for a cash payment. The settlement amount is included in general and administrative expenses in the nine months ended September 30, 2001. As part of the settlement, the parties exchanged certain licenses and rights for a limited term under certain of their respective United States patents and patent applications, in addition to other confidential terms and conditions of the settlement agreement.


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